UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Auburn National Bancorporation, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

050473107

(CUSIP Number)

Emil F. Wright, Jr.

100 N. Gay Street

Auburn, Alabama 3630

(334) 887-2772

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D	Page 2 of 4

CUSIP No. 050473107

(1)	Names of reporting persons Emil F. Wright, Jr.
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☐ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) Not applicable.
(6)	Citizenship or place or organization United States of America

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 274,006
	(8)	Shared voting power 118,478
	(9)	Sole dispositive power 274,006
	(10)	Shared dispositive power 118,478

(11)	Aggregate amount beneficially owned by each reporting person 334,164
(12)

  Check if the aggregate amount in Row (11) excludes certain shares (see instructions)

Dr. Wright, together with his spouse beneficially own 334,164 Shares. This amount excludes 57,820 shares in Ferrocene, LP, a family limited partnership where Dr. Wright and his wife are general partners with voting and dispositive power, but where the limited partners beneficially own 57,820 Shares 95% of partnership total interest. Dr. Wright disclaims beneficial ownership of these 57,820 Shares. Dr. Wright and his wife are also executive officers of Comitas Foundation, Inc., a 501(c)(3) private foundation, which owns 500 Shares, and Dr. Wright disclaims beneficial ownership of such Shares.

(13)	Percent of class represented by amount in Row (11) 9.56%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D	Page 3 of 4

Item 1. Security and Issuer.

Security:  Common Stock, par value $0.01 per share.

Issuer:      Auburn National Bancorporation, Inc.

    100 N. Gay Street

    Auburn, Alabama 36830

Item 2. Identity and Background.

Emil F. Wright, Jr.

Business Address:    c/o 100 N. Gay Street

                 Auburn, Alabama 36830

Present Principal Occupation: Retired Ophthamologist

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

Not applicable.

Item 5. Interest in Securities of the Issuer.

a.

See responses to Items 11-13 above. The aggregate number of Shares beneficially owned is 392,484. The cover page of the Issuer’s Quarterly Report on Commission Form 10-Q as of and for the period ended September 30, 2023 reported that the Issuer had 3,493,614 Shares issued and outstanding .

b.	See responses to Items 11-13 above.

c.	None.

d.	None.

e.	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

None.

Item 7. Materials to be Filed as Exhibits.

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 26, 2023	Signature:	/s/ Emil F. Wright, Jr.
	Name:	Emil F. Wright Jr.